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+--------+           U.S. SECURITIES AND EXCHANGE COMMISSION
| FORM 3 |                    Washington, DC 20549
+--------+

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*
    BUREAU VERITAS, S.A.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)
    17 bis, Place des Reflets, La Defense 2
    ----------------------------------------------------------------------------
                                   (Street)
    92400 Courbevoie, France
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)
--------------------------------------------------------------------------------
2.  Date of Event Requiring Statement (Month/Day/Year)
    08/22/02
--------------------------------------------------------------------------------
3.  IRS or Social Security Number of Reporting Person (Voluntary)


--------------------------------------------------------------------------------
4.  Issuer Name and Ticker or Trading Symbol
    U.S. LABRATORIES INC.(USLB)
--------------------------------------------------------------------------------
5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [_] Director         [x] 10% Owner

    [_] Officer (give title below)          [_] Other (specify below)

--------------------------------------------------------------------------------
6.  If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    [_] Form filed by One Reporting Person

    [x] Form filed by More than One Reporting Person
--------------------------------------------------------------------------------

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------- ----------------------------- ------------------------------- ------------------------------------
1.  Title of Security             2.  Amounts of Securities     3.  Ownership Form:               4.  Nature of Indirect Beneficial
     (Instr. 4)                       Beneficially Owned            Direct (D) or Indirect (I)        Ownership
                                      (Instr. 4)                    (Instr. 5)                        (Instr. 5)
--------------------------------- ----------------------------- ------------------------------- ------------------------------------
Common Stock, $.01 par value      1,734,097                     D
--------------------------------- ----------------------------- ------------------------------- ------------------------------------

--------------------------------- ----------------------------- ------------------------------- ------------------------------------

--------------------------------- ----------------------------- ------------------------------- ------------------------------------

--------------------------------- ----------------------------- ------------------------------- ------------------------------------

--------------------------------- ----------------------------- ------------------------------- ------------------------------------

--------------------------------- ----------------------------- ------------------------------- ------------------------------------

--------------------------------- ----------------------------- ------------------------------- ------------------------------------

--------------------------------- ----------------------------- ------------------------------- ------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

 * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                          (over)
                                                                 SEC 1473 (7-96)

Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------- --------------------------- -------------------------------------- -------------------
1.  Title of Derivative Security        2.  Date Exercisable and    3.  Title and Amount of Securities     4.  Conversion or
    (Instr. 4)                              Expiration Date             Underlying Derivative Security         Exercise Price
                                            (Month/Day/Year)            (Instr. 4)                             of Derivative
                                                                                                               Security
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------
                                        Date           Expiration           Title          Amount or
                                        Exercisable    Date                                Number of
                                                                                           Shares
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------
Incentive Stock Options                 *              11/10/03     Common Stock, $.01     90,906          $6.60
                                                                    par value
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------
Non-Qualified Stock Options             6/1/03         11/10/03     Common Stock, $.01     19,094          $6.60
                                                                    par value
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------
Incentive Stock Options                 10/15/04       10/15/04     Common Stock, $.01     15,000          $6.60
                                                                    par value
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------
Incentive Stock Options                 **             1/10/05      Common Stock, $.01     5,000           $6.60
                                                                    par value
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------
Incentive Stock Options                 2/22/05        2/22/05      Common Stock, $.01     5,000           $6.60
                                                                    par value
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------
Incentive Stock Options                 1/3/05         1/3/06       Common Stock, $.01     5,000           $6.60
                                                                    par value
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------
Incentive Stock Options                 ***            2/7/07       Common Stock, $.01     2,000           $12.00
                                                                    par value
--------------------------------------- -------------- ------------ ---------------------- --------------- -------------------

---------------------------------------  ---------------------- --------------------------
1.  Title of Derivative Security         5.  Ownership Form     6.  Nature of Indirect
    (Instr. 4)                               of Derivative          Beneficial Ownership
                                             Security:              (Instr. 5)
                                             Direct (D) or
                                             Indirect (I)
                                             (Instr. 5)
---------------------------------------  ---------------------- --------------------------



---------------------------------------  ---------------------- --------------------------
Incentive Stock Options                  D

---------------------------------------  ---------------------- --------------------------
Non-Qualified Stock Options              D

---------------------------------------  ---------------------- --------------------------
Incentive Stock Options                  D

---------------------------------------  ---------------------- --------------------------
Incentive Stock Options                  D

---------------------------------------  ---------------------- --------------------------
Incentive Stock Options                  D

---------------------------------------  ---------------------- --------------------------
Incentive Stock Options                  D

---------------------------------------  ---------------------- --------------------------
Incentive Stock Options                  D

---------------------------------------  ---------------------- --------------------------

* 15,151 options became exercisable on each of June 1, 1998, 1999, 2000, 2001 and 2002. 15,151 options will become exercisable on June 1, 2003.

** 151 options will become exercisable on January 10, 2004 and 4,849 options will become exercisable on January 10, 2005.

*** 133 options will become exercisable on February 22, 2005 and 1,867 options will become exercisable on January 1, 2006.

Explanation of Responses:

         On August 8, 2002, Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic ("Bureau Veritas"), Voice Acquisition Corp., a Delaware corporation (the "Purchaser"), and U.S. Laboratories Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of a tender offer by the Purchaser to purchase all the shares of common stock, $.01 par value (the "Shares") of the Company, at a price of $14.50 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal filed by Bureau Veritas and the Purchaser with the Securities and Exchange Commission on August 22, 2002 In connection with the execution of the Merger Agreement and as an inducement to enter into the Merger Agreement, Bureau Veritas and the Purchaser entered into a Tender and Support Agreement, dated as of August 8, 2002 (the "Tender Agreement"), with Mr. Wright, the Chairman, Chief Executive Officer and President of the Company. Approximately 33% of the issued and outstanding Shares on a fully diluted basis are subject to the Tender Agreement. Beneficial ownership of the Shares referred to herein is being reported solely because the reporting person may be deemed to have beneficial ownership of such Shares as a result of the Tender Agreement. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by either Bureau Veritas or the Purchaser that it is the beneficial owner of any Shares referred to herein and such beneficial ownership is expressly disclaimed.

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.                                                /s/ Frank Piedelievre                           8/30/02
                                                                                                                            --------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                   President and Chief Executive Officer             Date
                                                                            on behalf of Bureau Veritas, S.A.
                                                                            -------------------------------------
                                                                             **Signature of Reporting Person

Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
       See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                         Page 2
required to respond unless the form displays a currently valid OMB Number.                                           SEC 1473 (7-96)

====================================================================================================================================

Joint Filer Information

Name:                                                            Voice Acquisition Corp.

Address:                                                         17 bis, Place des Reflets
                                                                 La Defense 2
                                                                 92400 Courbevoie, France

Designated Filer:                                                Bureau Veritas, S.A.

Issuer and Ticker Symbol:                                        U.S. Laboratories Inc. (USLB)

Date of Even Requiring Statement:                                August 22, 2002

Signature:                                                       VOICE ACQUISITION CORP

                                                                 /s/ Frank Piedelievre
                                                                 ------------------------------
                                                                 By:      Frank Piedelievre
                                                                 Title:   Chairman of the Board and President
                                                                 Date:    August 30, 2002